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                          February 9, 2024

       Frederico Figueira de Chaves
       Chief Executive Officer
       Fusion Fuel Green PLC
       The Victorians
       15-18 Earlsfort Terrace
       Saint Kevin   s
       Dublin 2, D02 YX28, Ireland

                                                        Re: Fusion Fuel Green
PLC
                                                            Registration
Statement on Form F-3
                                                            Filed February 6,
2024
                                                            File No. 333-276880

       Dear Frederico Figueira de Chaves:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Jeffrey M. Gallant